HYDRO

Hydro announces agreement to acquire Spinnaker Exploration

Strategic growth in Gulf of Mexico

2005-09-19

Agreement to acquire Spinnaker Exploration

Listed Houston-based exploration company

Significant Gulf of Mexico portfolio

Excellent exploration track record

HYDRO

Hydro and Spinnaker – a perfect fit

Strategic acquisition and strong international expansion

Attractive and broad portfolio

Significant high-margin production

High-quality deepwater development opportunities

Substantial exploration potential

World-class competence joining forces

HYDRO

The transaction

Value of transaction USD 2.56 billion including Spinnaker debt

All-cash offer USD 65.50 per share

Earnings per share and cashflow per share accretive

Long-term oil price in the mid-$30s

Oil price assumptions

Near-term production based on forward curve

Hedging planned to secure value from near-term production

Principal conditions to close

Spinnaker shareholders’ approval

Regulatory clearances

Closing expected in fourth quarter 2005

HYDRO

Spinnaker Exploration:

Attractive portfolio with substantial growth platform

The company

Highly successful US Gulf of Mexico specialist

45 producing fields and discoveries

7 deepwater fields

Production from 38 blocks on the shelf

Key figures

Proven reserves (mmboe)

62

Expected reserves1) (mmboe)

129

Production 1H’05 (boed)

23,000

Production 2008E (boed)

50,000

Exploration assets

Shelf

Deepwater

Total

No. of leases:

169

181

350

Operating:

80%

35%

55%

Average equity:

80%

45%

60%

Large G&G database:

Full US GoM coverage

Extensive PSDM4) data package

High-impact potential in Nigeria

Key production and development assets

Shelf - 38 blocks

- Production3)

Front Runner

25.00%

- Production

Eastern Gulf

- Development

Spiderman

18.33%

San Jacinto

26.67%

Q2)

50.00%

Thunder Hawk

25.00%

- Appraisal

1) Discovered volumes – 50/50 oil and gas

2) Operated

3) Mainly operated high equity gas production

4) Pre Stack Depth Migration

HYDRO

Strong deepwater portfolio complements Hydro’s position

Hydro leases and fields

Spinnaker deepwater leases and fields

Seventeen Hands

San Jacinto & Spiderman

Thunder Hawk

Zia

Lorien

Q

Front Runner

Independence Hub

Telemark

Km

0

50

100

150

200

Solid platform for growth

Highly skilled Spinnaker exploration professionals

Strong Spinnaker exploration track record

104 discoveries from 179 wells

(60%)

21 deepwater discoveries from 32 wells since 2001

(65%)

Combined competence and assets provide for continued success

Aggressive short-term exploration plans

Balanced combined portfolio of low-risk to high-impact prospects

Promising combined portfolio of prospects to be drilled

Rig capacity secured 12-24 months

Excellent longer-term exploration platform

Combined portfolio of 443 leases 1)

Extensive G&G database for future lease sales

Large PSDM2) data packages as key component in mapping emerging plays

1) Including 93 deepwater leases in Hydro’s current portfolio.

2) Pre Stack Depth Migration

HYDRO

Gulf of Mexico – the leading deepwater petroleum province

Large yet-to-find potential

Cutting-edge deepwater technology

Attractive and stable fiscal terms

Yet-to-find reserves

Remaining reserves

Reserves (mm boe)

50,000

40,000

30,000

20,000

10,000

0

Ivory Coast

Mauritania

Indonesia

Eq. Guinea

Australia

US GoM

Norway

Canada

Nigeria

Mexico

Angola

Congo

Malaysia

Brazil

India

UK

Egypt

Source: WoodMackenzie

HYDRO

Building a stronger Hydro

Strong production growth and international expansion

Excellent operational performance

Exploration strategy paying off – 9 Hydro discoveries in 2005

Ambitious exploration program continues

Extensive business development activities ongoing

Continued first-class project execution

HYDRO

Forward-looking statements/

use of non-GAAP financial measures

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and include statements regarding the benefits of the proposed transaction described herein and those preceded by, followed by or that otherwise include the words “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Such forward-looking statements are based upon information available to Hydro as of date of this press release, and are subject to significant risks, uncertainties and assumptions. Hydro does not assume any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Hydro or the combined company, and actual results may differ materially from those set forth in the forward-looking statements. For instance, although Hydro and Spinnaker have signed a merger agreement pursuant to which Hydro will acquire Spinnaker, there is no assurance that they will complete the proposed transaction. The merger agreement will terminate if the companies do not receive necessary approval of Spinnaker’s stockholders or government approvals or fail to satisfy conditions to closing. Additional risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements include, but are not limited to, conditions in the financial markets relevant to the proposed transaction, the successful integration of Spinnaker into Hydro’s business, each company’s ability to compete in the highly competitive oil and gas exploration and production industry and other risks and uncertainties such as, but not limited to, those referred to in Hydro’s annual report on Form 20-F for the year-ended December 31, 2004 and its subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”).

With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro’s earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro’s website (www.Hydro.com).

HYDRO

Cautionary Note

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation material, such as expected recoverable resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, SEC File No. 1-9159, available from us at our Corporate Headquarter: Norsk Hydro, N-0240 Oslo, Norway. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

HYDRO

Hydro is a Fortune 500 energy and aluminium supplier founded in 1905, with 36,000 employees in nearly 40 countries. We are a leading offshore producer of oil and gas, the world’s third-largest integrated aluminium supplier and a pioneer in renewable energy and energy-efficient solutions. As we look forward to our next 100 years, we celebrate a century of creating value by strengthing the viability of the customers and communities we serve.

HYDRO

Progress of a different nature

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